UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41559

NWTN Inc.

(Translation of registrant’s name into English)

c/o Alan Nan WU

Office 114-117, Floor 1,

Building A1,

Dubai Digital Park, Dubai Silicon Oasis,

Dubai, UAE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Explanatory Note:

On May 9, 2025, Mr. Alan Nan Wu tendered his resignation as the Chief Executive Officer of NWTN Inc., a Cayman Islands exempted company (the “Company”), effective May 13, 2025. Mr. Wu’s resignation was not the result of any disagreement with the Company or the Board of Directors (the “Board”) on any matter relating to the Company’s operations, policies or practices. Mr. Wu will continue to serve as the Executive Chairman of the Board.

On May 9, 2025, the Board appointed Benjamin Bin Zhai to serve as the Chief Executive Officer of the Company, effective May 13, 2025. In connection with this appointment, Mr. Zhai will no longer serve as the Non-Executive Director of the Board and a member and Chairman of the Compensation Committee, starting from May 13, 2025. Instead, Mr. Zhai will transition to the role of Executive Director of the Board, effective May 13, 2025.

Benjamin Bin Zhai, aged 57, is the founder and Chairman of Hiland International Talent Group. Prior to founding Hiland in September 2024, Mr. Zhai has worked in various global and executive roles, including as Chief Executive Officer of Shenzhen Talent Group, Chief Executive Officer (China) of Canoo (GoEV), Global Managing Director of Russell Reynolds Associates, Global Partner of Egon Zehnder, and Principal of A. T. Kearney Management Consultants. He has been serving on the board of DCITS, a fin-tech company listed in Shenzhen Stock Exchange (SZSE: 00555) as an independent director, since 2019. He has also served as a director of Geto New Material Group (SZSE: 300986) since November 2024. Mr. Zhai graduated from Wuhan University of Science and Technology, Australian National University and Harvard Business School. Mr. Zhai is qualified to serve as a director of the Company due to his management and operational expertise and public company experience.

There are no family relationships between Mr. Zhai and any director or executive officer of the Company. There are no transactions between the Company and Mr. Zhai that are subject to disclosure under Item 404(a) of Regulation S-K.

In connection with the appointment as Chief Executive Officer, on May 9, 2025, the Company through its wholly-own subsidiary, ICONIQ Green Technology FZCO (“ICONIQ Green”), a company registered under the laws of the United Arab Emirates (“UAE”), and Mr. Zhai entered into an employment contract (the “Employment Contract”) for Mr. Zhai’s services as the Chief Executive Officer of ICONIQ Green for a term of four years, commencing from May 13, 2025, with a base salary of US$20,000 per month. Mr. Zhai will be granted (i) 5,000,000 restricted Class B ordinary shares of the Company as of May 13, 2025 (the “Initial Grant”) pursuant to the NWTN Inc. 2022 Equity Incentive Plan (the “2022 Plan”) and (ii) up to 3,560,000 restricted Class B ordinary shares of the Company (together with the Initial Grant, the “Grants”) pursuant to the 2022 Plan upon achievement of certain key performance indicator and approval of the Board. 32% of granted shares will vest in a single batch six months after the grant date and the remaining 68% will vest in four equal annual installments of 17% each, with each installment vesting on the anniversary of the grant over four years, subject to Mr. Zhai’s continued service to the Company. However, if the granted shares have not been registered at the vesting date, such vesting date is automatically extended until 10 trading days after the registration of those shares with the Securities and Exchange Commission. Mr. Zhai has agreed to a non-compete and non-solicitation restriction for six months after the termination of the Employment Contract. The Employment Contact may be terminated by either party within a one-month advance written notice or immediately by ICONIQ Green in the event of Mr. Zhai’s breach of the Employment Contract or misconduct, negligence or breach of duty or trust. Mr. Zhai is entitled to payments on account of any end of service entitlement in line and payable under the UAE Labour Law 33 of 2021 and any amendments, notifications, and regulations thereof.

The foregoing description of the terms of the Employment Contract is qualified in its entirety by reference to the provisions of the Employment Contract attached hereto as Exhibit 10.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Employment Contract, dated May 9, 2025, by and between ICONIQ Green Technology FZCO and Benjamin Bin Zhai

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 14, 2025

NWTN Inc.

By:	/s/ Alan Nan Wu
Name:	Alan Nan Wu
Title:	Chief Executive Officer, Executive Director and Chairman

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